FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: April 27, 2005   By: /s/David Patterson/s/, CEO

KNIGHT RESOURCES LTD.

April 26, 2005
Number: 005-05

KNIGHT INCREASES TREASURY BY $3.5 MILLION
ANGLO AMERICAN’S SHAREHOLDING INCREASES TO 10%

VANCOUVER (April 26, 2005) - Mr. David Patterson, Chief Executive Officer of Knight Resources Ltd., announces the closing of two non-brokered private placements totaling $1,102,000 and the receipt of a $2,400,000 rebate from the Quebec Government.

Knight has closed a non-brokered private placement with Anglo American Exploration (Canada) Ltd. in the amount of $552,000. These funds were raised by Knight issuing a total of 1,840,000 units at a price of $0.30 per unit. Each unit is comprised of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share of Knight at a price of $0.35 for two years. The private placement fulfills Anglo American’s obligation to fund 20% of exploration on the West Raglan Project during the option earn-in phase through private placements in Knight.

Anglo’s acquisition of 1,840,000 common shares of Knight, together with the 4,944,308 common shares of Knight held prior to the private placement, has resulted in Anglo holding 6,784,308 of Knight’s common shares, representing 10.38% of Knight’s current issued and outstanding share capital.

Additionally Knight has closed a non-brokered private placement with SIDEX Limited Partnership in the amount of $550,000. These funds will be raised by Knight issuing a total of 1,833,334 units at a price of $0.30 per unit. Each unit is comprised of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share of Knight at a price of $0.35 for two years. Diversification of Exploration Investment Partnership (SIDEX Limited Partnership) was established by the Government of Quebec and the Solidarity Fund QFL. The mission of SIDEX is to invest in companies engaged in mineral exploration in Quebec.

Knight is pleased to acknowledge financial support from the Quebec Government to date in the amount of $3,100,000 from the Ministry for Quebec Revenue. Knight has also applied for assistance in the amount of $648,000 from the Quebec Ministry of Natural Resources.

The proceeds of the private placements and the Quebec Government rebate will be used for working capital and for further exploration of the West Raglan Project. Knight is required to fund the first $2,800,000 of the $5,000,000 exploration program in 2005. The remaining $2,200,000 will be funded 51% by Anglo American and 49% by Knight. Knight’s portion of the 2005 program is fully funded.

ON BEHALF OF THE BOARD OF
KNIGHT RESOURCES LTD.

“David Patterson”
Chief Executive Officer

3rd floor, 157 Alexander Street
Vancouver • BC • Canada • V6A 1B8
Tel: (604) 684-6535 • Fax: (604) 602-9311
Web Site: http://www.knightresources.ca
E-mail: knight@bed-rock.com
TSX Venture Exchange Trading Symbol: KNP
Frankfurt Stock Exchange Trading Symbol: KRL

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